Exhibit 99.1

Nano Dimension Receives Patent Approval from both the U.S. and
Korea Patents and Trademark Offices for Innovative Dielectric Ink

Ink paves the way to use additive manufacturing for a wide variety of RF systems in space

Ness Ziona, Israel, February 25, 2019 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), announced today that it has received approval from both the U.S. and Korea Patents and Trademark Offices for the company’s core technology of its dielectric ink.

Nano Dimension’s dielectric ink has been shown to provide excellent performance for high frequency communications up to 6GHz, with circuit performance comparable to that of circuits developed using conventional manufacturing techniques. This performance, combined with the ink’s light weight and electrical dielectric properties has made the DragonFly Pro, Nano Dimension’s Precision Additive Manufacturing system and technology, very attractive for the space industry, specifically the emerging mini satellites field, where weight and size are critical design requirements.

“This patent approval is another step in our path to fundamentally change the way electronic parts are made, and add value to design and manufacturing processes,” said Amit Dror, CEO of Nano Dimension. “Radio frequency circuits such as amplifiers and antennas additively manufactured with our DragonFly Pro will be tested on the International Space Station as part of a joint Harris and Space Florida project. We are very excited about this project and the huge potential it has in development of innovative applications for space.”

The approved patent is directed to a novel composition and method of forming a printable thermoset material using suspension polymerization, having excellent physical properties. This makes the composition ideal for thermoset boards, sheets and/or films that may be useful in forming housing elements of various devices where high performance is desirable.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of the approved patent, the potential of its products, changing the way electronic parts are made, and that radio frequency circuits such as amplifiers and antennas additively manufactured with the DragonFly Pro will be tested on the International Space Station. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com